Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.

Subject Company’s Commission File No.: 333-140574

On November 3, 2008, the Chicago Board Options Exchange, Incorporated issued the following press release.

CBOE News Release

Chicago Board Options Exchange

400 S. LaSalle Street

Chicago, IL  60605

FOR IMMEDIATE RELEASE

CBOE SURPASSES ONE-BILLION-CONTRACT VOLUME YEAR TO DATE

AND POSTS ALL-TIME RECORD MONTHLY VOLUME IN OCTOBER;

DURING OCTOBER, 134.2 MILLION CONTRACTS TRADED WITH ADV 5.8 MILLION CONTRACTS

CHICAGO, November 3, 2008 – Chicago Board Options Exchange (CBOE) today reported that year-to-date volume surpassed one billion contracts for the first time in the Exchange’s history as 1.034 billion contracts changed hands through October (average daily volume of 4.9 million contracts). In addition, October was CBOE’s most active month ever as 134.2 million contracts were traded versus 89.0 million in October 2007. Volume was also six percent higher than the previous monthly record in September when 127.2 million contracts were traded.  Average daily volume during October was 5.8 million contracts, up 51 percent from October 2007.

Cash Index Options Volume Record. During October, a new CBOE monthly volume record was established in options on cash indexes, as 35.5 million index options changed hands, an average daily volume of 1.5 million contracts.  This surpassed the previous record set in September, when 29.2 million contracts were traded, and was 79 percent higher than cash index volume in October 2007. Year to date, cash index options volume is up 17 percent from January through October a year ago. Two individual index options set monthly volume records as well: options on the S&P 500 Index (SPX) and on the Russell 2000 Index (RUT).

ETFs Options Volume Near All-Time High. ETF options volume in October totaled 38.6 million contracts (1.7 million contracts ADV), second only to record ETF option volume of 39.9 million contracts posted in September 2008. In addition, ETF options volume was 121 percent higher than in October 2007. PowerShares QQQ Trust (QQQQ) and S&P Depositary Receipts SPDR (SPY) also recorded all-time monthly volume during the month.

Equity Options Up Over 2007. Trading volume in equity options during October totaled 60.1 million contracts (ADV of 2.6 million contracts), a 16-percent increase over October 2007 volume of 51.8 million contracts.

	October 2008 Volume (23 days)	% Change vs October 2007 (23 days)	% Change vs. September 2008 (21 days)	Year-To-Date Volume (212 days)	% Change vs. 2007 (210 days)

Industry Total	375,934,882	29%	0%	3,116,322,848	35%
CBOE Total	134,242,956	51%	6%	1,033,816,153	33%
CBOE Total ADV	5,836,650	51%	-4%	4,876,491	32%
Equity	60,143,826	16%	4%	523,853,985	26%
Equity ADV	2,614,949	16%	-5%	2,471,009	25%
Cash-Settled Index	35,479,079	79%	22%	223,426,429	17%
Cash-Settled Index ADV	1,542,569	79%	11%	1,053,898	16%
ETF Options	38,614,261	121%	-3%	286,412,388	70%
ETF Options ADV	1,678,881	121%	-12%	1,351,002	68%
Exchange Open Interest	294,627,277	3%	1%	—	—

-more-

CBOE October 2008 Volume Summary

CBOE’s October Market Share at 35.7 Percent Leads Industry

In October, CBOE’s market share of total industry volume was 35.7 percent, up 5.2 percentage points from October 2007 and up 1.8 percentage points from September 2008.  CBOE’s market share for equity options was 28.7 percent, up 3.5 percentage points from a year ago. CBOE also accounted for 91.5 percent of October’s industry-wide volume in singly and multi-listed index options combined, up 6.2 percentage points from October 2007.

CBOE Market Share	Oct 2008 Market Share	% Pt. Change vs Oct 2007	% Pt. Change vs Sep 2008	Year-To-Date Market Share	% Pt. Change vs 2007

Exchange	35.7%	5.2%	1.8%	33.2%	-0.3%
Equity	28.7%	3.5%	0.9%	27.1%	1.1%
Index	91.5%	6.2%	2.0%	88.2%	2.2%
ETF	30.2%	2.7%	0.3%	30.8%	-3.0%

October Highlights:

•      On October 21, CBOE released financial results for third quarter 2008, the eleventh consecutive quarter of double-digit comparable revenues and earnings growth for the Exchange.  CBOE’s unaudited third quarter 2008 financial results highlighted total revenues of $120.1 million, up from $96.8 in 3Q 2007, an increase of 24 percent. Pre-tax profit increased 48 percent to a record $60.7M, up from $41.2M from a year-ago, and net income rose 56 percent from $22.7M in 3Q 2007 to $35.4M in 3Q 2008.  See Information Circular IC08-176 at www.cboe.org/Legal/crclInfo.aspx for the complete report.

•      On October 14, CBOE Chairman and CEO Bill Brodsky was named Chairman of the World Federation of Exchanges (WFE), the global trade association for regulated exchanges.  Brodsky, who will serve a two-year term beginning in January 2009, is the first WFE chairman from a derivatives exchange to head the WFE.

•      The top five most actively traded equity options at CBOE during October were General Electric (GE), Citigroup, Inc. (C), Apple (AAPL), Microsoft (MSFT), and Bank of America Corporation (BAC).

•      The top five most actively traded index and ETF options at CBOE during October were S&P 500 Index (SPX), Standard & Poor’s Depositary Receipts (SPY), PowerShares QQQ Trust (QQQQ), iShares Russell 2000 Index Fund (IWM), and CBOE Volatility Index options (VIX). Expanded information on October volume for Index options and ETF options is available at http://www.cboe.com/data/monthlyvolume.aspx.

•      Trading volume in CBOE’s Equity FLEX contracts – that allow customization of key contract terms like exercise prices, exercise styles and expiration date, and virtually eliminate counterparty risk – in October posted 204,655 contracts traded.  October was the most active trading month during 2008 for Equity FLEX contracts at CBOE. The CBOE also enjoyed a market share of 65 percent in FLEX options across the industry during the month.

•      Three days during October placed in the top ten volume days during CBOE’s 35-year history:  9,527,021 contracts on October 6; 9,109,807 contracts on October 10; and 7,931,495 contracts on October 16.

•      CBOE Stock Exchange (CBSX) recorded its best month ever in October with 490.5 million shares (an average daily volume of 21.3 million shares), surpassing September’s monthly record of 378.0 million shares by 32 percent.  October’s share volume also was up 268 percent over October 2007 volume of 131.8 million shares.  This is the third record  volume month in the last four months. CBSX opened in March 2007.

•      On October 13, CBOE and CBSX announced that they are now offering fully automated executions for combined option and stock trades through a single electronic platform.  The new functionality enables the simultaneous execution of both the stock and option legs of any position trade in a one-to-one ratio – all on the same electronic platform.  This new automated feature is particularly advantageous for investors executing “buy-write” or “married put” hedging trades, but can be used for any trade that is combining different stock and option orders.  Added benefits for traders include faster executions and the opportunity for price improvement.

•      Year-to-date volume at the CBOE Futures Exchange (CFE) was 25 percent ahead of 2007 with 1,066,379 contracts traded from January through October, an average daily volume of 5,030 contracts. In October, CFE volume totaled 124,289 contracts, up 15 percent from October 2007 volume of 108,103 contracts. The most actively traded product on CFE in October was CBOE Volatility Index futures, with a total of 120,280 contracts traded.

•      During October, six CBOE memberships changed hands - the highest at $2.475 million. From January through October, 106 CBOE seats have been sold.

CBOE, the largest options marketplace in the U.S. and the creator of listed options, is regulated by the Securities and Exchange Commission (SEC). For additional information about the CBOE and its products, access the CBOE website at www.cboe.com.

CBOE Media Contacts:		Analyst Contact:
Gail Osten	Gary Compton	Debbie Koopman
(312) 786-7123	(312) 786-7612	(312) 786-7136
osten@cboe.com	comptong@cboe.com	koopmn@cboe.com

CBOE®, Chicago Board Options Exchange®, CBOEdirect®, CBOE Volatility Index®, VIX®, XEO®, OEX®, CBSX® and CBOE Stock Exchange® are registered trademarks of Chicago Board Options Exchange, Incorporated.   SPXSM, XSPSM, MNXSM, GVZSM, EVZSM, OVXSM, BXOSM, RUHSM, VXDSM, VXNSM, RVXSM, VPDSM, VPNSM, VTYSM, VXOSM, and VXVSM are service marks of Chicago Board Options Exchange, Incorporated.  CFE® is a registered trademark and CBOE Futures ExchangeSM is a service mark of CBOE Futures Exchange, LLC.  Dow Jones®, DJIA®, and DIAMONDS® are registered trademarks of Dow Jones & Company, Inc. Dow Jones Industrial AverageSM and Options on the DowSM are service marks of Dow Jones & Company.  CBOE’s Options on the Dow based on the Dow Jones Industrial Average and financial products based on the CBOE DJIA Volatility Index are not sponsored, endorsed, marketed or promoted by Dow Jones. S&P®, S&P 100®, S&P 500®, and SPDR are registered trademarks of the McGraw-Hill Companies, Inc. and are licensed for use by the Chicago Board Options Exchange, Incorporated pursuant to a License Agreement. The Russell 2000® Index is a registered trademark of The Frank Russell Company used under license.  Nasdaq®, Nasdaq-100®, Nasdaq-100 Index®, and PowerShares QQQ TrustSM are trademarks of The Nasdaq Stock Market, Inc. iShares is a service mark of Barclays Global Investors, N.A. “HOLDRS” and “Holding Company Depositary ReceiptS” are service marks of Merrill Lynch & Co., Inc.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov/, and the companies’ website, http://www.cboe.com/.In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.

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